                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-8

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                           GULFPORT ENERGY CORPORATION
                                (Name of issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)

                                   402635-10-6
                                 (CUSIP number)

                                 Arthur H. Amron
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
(Name, address and telephone number of person authorized to receive notices and communications)

                                 August17, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7

                                                              Page 1 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                              Wexford Capital LLC
    I.R.S. Identification Nos. of Above Persons
    (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                             Connecticut

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        5,613,081
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   5,613,081

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     25.2%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                              Page 2 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                   Wexford Spectrum Investors LLC
    I.R.S. Identification Nos. of Above Persons
    (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)           35,704
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)      35,704

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)              less than 1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                              Page 3 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.            Wexford Special Situations 1996, L.P.
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        1,931,893
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   1,931,893

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      9.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                              Page 4 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                  Wexford Special Situations 1996
    I.R.S. Identification Nos.                               Institutional, L.P.
    of Above Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)          324,174
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)     324,174

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      1.6%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                              Page 5 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                             Wexford Advisors LLC
    I.R.S. Identification Nos.
    of Above Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        2,342,792
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   2,342,792

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     11.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                              Page 6 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.      Wexford-Euris Special Situations 1996, L.P.
    I.R.S. Identification Nos.
    of Above Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)          461,373
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)     461,373

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      2.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                              Page 7 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                      Wexford-Euris Advisors LLC
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)          461,373
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)     461,373

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      2.3%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                              Page 8 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.          Wexford Special Situations 1996 Limited
    I.R.S. Identification Nos. of
    Above Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Cayman Islands

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)           86,726
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)      86,726

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)              less than 1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                              Page 9 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                Wexford Capital Partners II, L.P.
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        2,336,990
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   2,336,990

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     11.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                             Page 10 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                      Wexford Capital Corporation
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                    7.  Sole Voting Power                                     0
    Number of
    Shares         ------------------------------------------------------------
    Beneficially    8.  Shared Voting Power (see Item 5 below)        2,336,990
    Owned by Each
    Reporting      ------------------------------------------------------------
    Person With     9.  Sole Dispositive Power                                0

                   ------------------------------------------------------------
                   10.  Shared Dispositive Power (see Item 5 below)   2,336,990

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     11.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO

                                                             Page 11 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                Wexford Overseas Partners I, L.P.
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Cayman Islands

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)          436,221
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)     436,221

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      2.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               PN

                                                             Page 12 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                          Wexford Capital Limited
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Cayman Islands

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)          436,221
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)     436,221

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                      2.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                             Page 13 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                          CD Holding Company, LLC
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                Delaware

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                     0
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)       13,152,566
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                                0

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)  13,152,566

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     52.1%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               OO

                                                             Page 14 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                              Charles E. Davidson
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                            13,963,522
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        5,613,081
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                       13,963,522

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   5,613,081

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     71.5%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN

                                                             Page 15 of 24 Pages

CUSIP No. 402635-10-6

--------------------------------------------------------------------------------
1.  Names of Reporting Persons.                                 Joseph M. Jacobs
    I.R.S. Identification Nos. of Above
    Persons (entities only)
    (Intentionally Omitted)

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                      (a)[X]
    See Instructions)                                                     (b)[ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                    AF, PF

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States

--------------------------------------------------------------------------------
                     7.  Sole Voting Power                                55,263
    Number of
    Shares          ------------------------------------------------------------
    Beneficially     8.  Shared Voting Power (see Item 5 below)        5,636,302
    Owned by Each
    Reporting       ------------------------------------------------------------
    Person With      9.  Sole Dispositive Power                           55,263

                    ------------------------------------------------------------
                    10.  Shared Dispositive Power (see Item 5 below)   5,636,302

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     25.5%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               IN

                                                             Page 16 of 24 Pages

This Amendment No. 8 to Schedule 13D modifies and supplements the Schedule 13D
(the "STATEMENT") initially filed on July 22, 1997, amended and restated in its entirely by Amendment No. 1 to the Statement filed July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998,
Amendment No. 3 to the Statement filed on January 21, 1999, Amendment No. 4 to the Statement filed October 20, 1999, Amendment No. 5 t o the Statement filed on
June 27, 2001, Amendment No. 6 to the Statement filed on April 9, 2002 and
Amendment No. 7 to the Statement filed on April 29, 2002, with respect to the common stock, $0.01 par value per share (the "COMMON STOCK"), of GULFPORT ENERGY
CORPORATION, a Delaware corporation (the "COMPANY"). Except to the extent supplemented by the information contained in this Amendment No. 8, the
Statement, as amended as provided above, remains in full force and effect.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND. Since the date of the last amendment to the
Statement filed as aforesaid, Gulfport Funding, LLC, a Reporting Person owned by the other Reporting Persons, liquidated and distributed its interest in the
Company's securities to its members, pro rata in accordance with their respective membership interests in such entity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

A. Since the date of the last amendment to the Statement filed as aforesaid, the
Company effected a pro-rata rights offering (the "RIGHTS OFFERING") to all shareholders of record on the record date therefore. Pursuant to the Rights
Offering, the Reporting Persons acquired on or about August 17, 2004, an aggregate of 6,296,025 shares of Common Stock upon the exercise of Rights, at an exercise price of $1.20 per Right. The Reporting Persons exercised all of their respective Rights and certain of the Reporting Persons exercised additional
Rights granted to them pursuant to the over-allotment option. CD Holding
Company, LLC, one of the Reporting Persons ("CDH"), back-stopped the Rights
Offering for a commitment fee (the "COMMITMENT FEE") of 2% of the gross proceeds from the Rights Offering, which at the option of CDH, could be applied to the subscription price payable upon the exercise of its Rights. In addition, in connection with the Rights Offering, on April 30, 2004, CDH entered into a $3.0 million revolving credit facility with the Issuer (the "CREDIT FACILITY").
Borrowings under the Credit Facility bore interest at the rate of 10% per annum and became due upon the closing of the Rights Offering. Under the Credit
Facility, CDH was given the option to apply the outstanding principal amount and any accrued but unpaid interest to the subscription price payable upon the exercise of Rights or to convert any borrowings plus any accrued interest into shares of Common Stock at a conversion price of $1.20 per share. At the closing of the Rights Offering, $500,000 had been borrowed under the Credit Facility and there was accrued interest thereon of $10,548.

         In accordance with the terms of the Rights, Mr. Davidson assigned
781,418 Rights granted to his IRA to CDH, which company is also principally owned and controlled by Mr. Davidson. In addition, immediately following the
Rights Offering, one of the Reporting Persons made a distribution of a portion of the Common Stock acquired by it upon the exercise of its Rights to its members, some of whom are Reporting Persons.

         The subscription price for all of the Reporting Persons (other than
CDH) was paid with working capital (or personal funds in the case of Mr.
Davidson and Mr. Jacobs). CDH paid the subscription price with a combination of cash, the application of the Commitment Fee ($240,000), and the conversion of the aggregate borrowings plus accrued interest under the Credit Facility
($510,548), at an equivalent per share price of $1.20.

B. The issuance of the Rights triggered anti-dilution provisions in various
Warrants held by the Reporting Persons. As result of the exercise of the Rights, the liquidation of Gulfport Funding, LLC and the application of the anti-dilution provisions to the Warrants, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of
Common Stock set forth below (on the basis of 20,146,566 shares of Common Stock issued and outstanding, which, based upon information and belief, is the number of Shares currently outstanding):

                                                             Page 17 of 24 Pages

     1.   WEXFORD CAPITAL LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:                        25.2% (b)

               1.   Sole power to vote or to direct vote:        -0-

               2.   Shared power to vote or to direct vote: 5,613,081

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    5,613,081

          (c)  Other than as reported above, there were no transactions by
               Wexford Capital in connection with the Common Stock during the past 60 days.

          (d)  Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     2.   WEXFORD SPECTRUM INVESTORS LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:                    less than 1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 35,704

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition: 35,704

          (c)  Other than as reported above, there were no transactions by
               Wexford Spectrum in connection with the Common Stock during the past 60 days.

          (d)  Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     3.   WEXFORD SPECIAL SITUATIONS 1996, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:

               Percentage:      9.3%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 1,931,893

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    1,931,893

          (c)  Other than as reported above, there were no transactions by
               Wexford Special Situations 1996, L.P. in connection with the
               Common Stock during the past 60 days.

          (d)  Wexford Special Situations 1996, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     4.   WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:      1.6%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 324,174

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    324,174

          (c)  Other than as reported above, there were no transactions by
               Wexford Special Situations 1996 Institutional, L.P. in connection with the Common Stock during the past 60 days.

          (d)  Wexford Special Situations 1996 Institutional, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

                                                             Page 18 of 24 Pages

     5.   WEXFORD ADVISORS LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:     11.1%

          (b)  1. Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 2,342,792

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    2,342,792

          (c)  Other than as reported above, there were no transactions by the
               Special General Partner in connection with the Common Stock during the past 60 days.

          (d)  The Special General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     6.   WEXFORD-EURIS SPECIAL SITUATIONS 1996, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:             2.3%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 461,373

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    461,373

          (c)  Other than as reported above, there were no transactions by
               Wexford-Euris in connection with the Common Stock during the past
               60 days.

          (d)  Wexford-Euris may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     7.   WEXFORD-EURIS ADVISORS LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:           2.3%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 461,373

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    461,373

          (c)  Other than as reported above, there were no transactions by the
               Euris General Partner in connection with the Common Stock during the past 60 days.

          (d)  The Euris General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     8.   WEXFORD SPECIAL SITUATIONS 1996 LIMITED

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage: less than 1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 86,726

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition: 86,726

          (c)  Other than as reported above, there were no transactions by
               Wexford Cayman in connection with the Common Stock during the past 60 days.

          (d)  Wexford Cayman may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

                                                             Page 19 of 24 Pages

     9.   WEXFORD CAPITAL PARTNERS II, L.P. ("Wexford Capital II")

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:      11.1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 2,336,990

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    2,336,990

          (c)  Other than as reported above, there were no transactions by
               Wexford Capital in connection with the Common Stock during the past 60 days.

          (d)  Wexford Capital II may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     10.  WEXFORD CAPITAL CORPORATION

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:         11.1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 2,336,990

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    2,336,990

          (c)  Other than as reported above, there were no transactions by the
               Wexford Capital General Partner in connection with the Common
               Stock during the past 60 days.

          (d)  The Wexford Capital General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     11.  WEXFORD OVERSEAS PARTNERS I, L.P.

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:       2.1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 436,221

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    436,221

          (c)  Other than as reported above, there were no transactions by
               Wexford Overseas in connection with the Common Stock during the past 60 days.

          (d)  Wexford Overseas may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     12.  WEXFORD CAPITAL LIMITED

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage: 2.1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 436,221

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    436,221

          (c)  Other than as reported above, there were no transactions by the
               Wexford Overseas General Partner in connection with the Common
               Stock during the past 60 days.

          (d)  The Wexford Overseas General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     13.  CD HOLDING COMPANY, LLC

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage: 52.1%

          (b)  1.   Sole power to vote or to direct vote: -0-

               2.   Shared power to vote or to direct vote: 13,152,566

                                                             Page 20 of 24 Pages

               3.   Sole power to dispose or to direct the disposition: -0-

               4.   Shared power to dispose or to direct the disposition:
                    13,152,566

          (c)  Other than as reported above, there were no transactions by CD
               Holding Company, LLC in connection with the Common Stock during the past 60 days.

          (d)  CD Holding Company, LLC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     14.  CHARLES E. DAVIDSON

          (a)  Aggregate number of shares of Common Stock beneficially owned:
               Percentage:      71.5%

          (b)  1.   Sole power to vote or to direct vote: 13,963,522

               2.   Shared power to vote or to direct vote: 5,613,081

               3.   Sole power to dispose or to direct the disposition:
                    13,963,522

               4.   Shared power to dispose or to direct the disposition:
                    5,613,081

          (c)  Other than as reported above, there were no transactions by Mr.
               Davidson in connection with the Common Stock during the past 60 days.

          (d)  Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     15.  JOSEPH M. JACOBS

          (a)  Aggregate number of shares of Common Stock beneficially
               owned: Percentage:          25.5%

          (b)  1.   Sole power to vote or to direct vote: 55,263

               2.   Shared power to vote or to direct vote: 5,636,302

               3.   Sole power to dispose or to direct the disposition: 55,263

               4.   Shared power to dispose or to direct the disposition:
                    5,636,302

          (c)  Other than as reported above, there were no transactions by Mr.
               Jacobs in connection with the Common Stock during the past 60 days.

          (d)  Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

          (e)  Not applicable.

     Wexford Capital may, by reason of its status as investment manager to the
Wexford Funds, manager to Wexford Spectrum and investment sub-advisor to Wexford
Cayman, be deemed to own beneficially the Common Stock of which the Wexford
Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

     The Special General Partner may, by reason of its status as general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses the beneficial ownership.

     The Euris General Partner may, by reason of its status as the general partner of Wexford-Euris, be deemed to own beneficially the Common Stock of which Wexford-Euris possesses beneficial ownership.

     The Wexford Capital General Partner may, by reason of its status as general partner of Wexford Capital II, be deemed to own beneficially the Common Stock of which Wexford Capital II possesses beneficial ownership.

     The Wexford Overseas General Partner may, by reason of its status as general partner of Wexford Overseas, be deemed to own beneficially the Common
Stock of which Wexford Overseas possesses beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

         The shares of Common Stock reported as being beneficially owned by
Joseph M. Jacobs include (i) 38,668 shares of Common Stock and warrants to purchase an aggregate of 15,833 shares of Common Stock at $1.20 per share owned directly by Mr. Jacobs, (ii) 16,554 shares of Common Stock and warrants to purchase an aggregate of 6,667

                                                             Page 21 of 24 Pages

shares of Common Stock at $1.20 per share held of record by his wife, and (iii)
an aggregate of 546 shares of Common Stock and warrants to purchase 217 shares of Common Stock at $1.20 per share held in accounts for the benefit of his children, of which Mr. Jacobs serves as custodian.

         Charles E. Davidson may, by reason of his status as manager of CD
Holding Company, LLC, be deemed to own beneficially the Common Stock of which CD
Holding Company, LLC possesses beneficial ownership.

                                    * * * * *

                                                             Page 22 of 24 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2004

                                           WEXFORD CAPITAL LLC

                                           By: /s/ Arthur H. Amron
                                               ---------------------------------
                                                Name:    Arthur H. Amron
                                                Title:   Principal and Secretary

                                           WEXFORD SPECTRUM INVESTORS LLC

                                           By: /s/ Arthur H. Amron
                                               ---------------------------------
                                                Name:    Arthur H. Amron
                                                Title:   Vice President

                                           WEXFORD SPECIAL SITUATIONS 1996, L.P.

                                           By: Wexford Advisors LLC, general
                                               partner

                                           By: /s/ Arthur H. Amron
                                               ---------------------------------
                                                Name:    Arthur H. Amron
                                                Title:   Vice President

                                           WEXFORD SPECIAL SITUATIONS
                                           1996 INSTITUTIONAL, L.P.

                                           By: Wexford Advisors LLC, general
                                               partner

                                           By: /s/ Arthur H. Amron
                                               ---------------------------------
                                                Name:    Arthur H. Amron
                                                Title:   Vice President

                                           WEXFORD ADVISORS LLC

                                           By: /s/ Arthur H. Amron
                                               ---------------------------------
                                                Name:    Arthur H. Amron
                                                Title:   Vice President

                                                             Page 23 of 24 Pages

                                           WEXFORD-EURIS SPECIAL SITUATIONS
                                           1996, L.P.

                                           By: Wexford-Euris Advisors LLC,
                                           general partner

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:   Arthur H. Amron
                                               Title:  Vice President

                                           WEXFORD-EURIS ADVISORS LLC

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           WEXFORD SPECIAL SITUATIONS 1996
                                           LIMITED

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           WEXFORD CAPITAL PARTNERS II, L.P.

                                           By: Wexford Capital II, L.P., general
                                               partner

                                           By: Wexford Capital Corporation,
                                               general partner

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           WEXFORD CAPITAL CORPORATION

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           WEXFORD OVERSEAS PARTNERS I, L.P.

                                           By: Wexford Capital Overseas, L.P.,
                                           general partner

                                           By: Wexford Capital Limited

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           WEXFORD CAPITAL LIMITED

                                           By: /s/ Arthur H. Amron
                                              ----------------------------------
                                               Name:    Arthur H. Amron
                                               Title:   Vice President

                                           CD HOLDING COMPANY, LLC

                                           By: /s/ Charles E. Davidson
                                              ----------------------------------
                                               Name:    Charles E. Davidson
                                               Title:   Manager

                                           /s/ Charles E. Davidson
                                           -------------------------------------
                                           CHARLES E. DAVIDSON

                                           /s/ Joseph M. Jacobs
                                           -------------------------------------
                                           JOSEPH M. JACOBS

                                                             Page 24 of 24 Pages